PARAMOUNT RESOURCES LTD.
Calgary, Alberta

May 25, 2004

NEWS RELEASE: PARAMOUNT RESOURCES LTD. TO ACQUIRE OIL AND GAS
PROPERTIES FOR $189 MILLION

Paramount Resources Ltd. is pleased to announce that it has entered into an agreement to acquire oil and natural gas assets in the Kaybob area in central Alberta and in the Fort Liard area in the Northwest Territories and northeast British Columbia for $189 million, subject to adjustments. The properties to be acquired are adjacent to or nearby Paramount’s existing properties at Kaybob and Fort Liard. Kaybob is Paramount’s largest core area. The acquisition will complement Paramount’s existing production in those areas and provide additional facility synergies and development drilling opportunities. Paramount has arranged a $180 million non-revolving bridge financing with a Canadian chartered bank to fund the acquisition.

The Kaybob assets to be acquired include interests in:

•	the Kaybob North Beaverhill Lake Unit # 1, which has produced over 200 million Bbls of oil;

•	the Notikewin unit, which has produced over 600 Bcf of natural gas and includes individual wells which have produced over 60 Bcf;

•	the Fox Creek Viking Pool, which has produced over 200 Bcf;

•	the Kaybob South Units #1, #2, and #3 which comprise the Kaybob South Pool, the largest gas pool ever discovered in western Canada, which has produced over 5 Tcf of natural gas;

•	the Simonette Units A and B which were discovered in the early 1990’s; and

•	140,000 net acres of undeveloped land on the W6 deep basin play.

The properties to be acquired are currently producing approximately 10,000 BOE/d, comprised of 40 MMcf/d of natural gas and 3,300 bbl/d of oil and NGLs. The reserves attributable to the properties as of June 1, 2004 are estimated by Paramount to consist of proved reserves of approximately 47.2 Bcf of natural gas and 4.4 million Bbls of oil and NGLs, or a total of 12.3 million BOEs, and proved plus probable reserves of approximately 93.6 Bcf of natural gas and 6.7 million Bbls of oil and NGLs, or a total of 22.2 million BOEs.

Assuming completion of the acquisition, Paramount forecasts its production to average 180 MMcf/d of natural gas and 7,500 Bbl/d of oil and NGLs, or a total of 37,500 BOE/d, for all of 2004. Current production, including the acquisition, approximates 200 MMcf/d and over 9,000 Bbl/d, or in excess of a total of 42,500 BOE/d. Assuming completion of the acquisition and based on current forward strip pricing, Paramount forecasts cash flow in 2004 to be about $300 million or approximately $5.00/share and capital expenditures to total $430 million. Net debt levels at year end giving effect to the acquisition are projected to be around $430 million which would equate to a debt to cash flow ratio of approximately 1.4 times.

The acquisition is to be effective June 1, 2004 and is expected to be completed on or about June 30, 2004, subject to the satisfaction of the conditions of closing.

BMO Nesbitt Burns Inc. has acted as advisor to Paramount in connection with the acquisition.

Conference Call
A conference call will be held with the senior management of Paramount Resources Ltd. to answer questions with respect to the acquisition at 9:00 a.m. MST on Wednesday, May 26, 2004. To participate, please call 1- 877-211-7911 or 1-416-405-9310 approximately 15 minutes before the call is to begin. The conference call will be live webcast from www.paramountres.com or www.companyboardroom.com. A replay of the conference call will be available within an hour of the call for seven days: until June 2, 2004. The number for the replay is 1-800-408-3053 or 1-416-695-5800 with passcode number 3056250. The conference call will be available for replay on the Company website, www.paramountres.com within two hours of the webcast.

Advisory Regarding Oil and Gas Information
In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). BOE may be misleading, particularly if used in isolation. A BOE conversion ration of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and doers not represent equivalency at the well head.

Advisory Regarding Forward-Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward looking statements in this news release include statements with respect to the transaction closing date, future production, capital expenditures, cash flow, net debt, and the magnitude of oil and natural gas reserves. Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because we can give no assurance that such expectations will prove to have been correct. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic business and market conditions, fluctuations in interest rates, changes in production estimates, our future costs, future crude oil and natural gas prices, failure to meet the conditions of the acquisition, and changes in our reserve estimates. Paramount’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

     C.H. (Clay) Riddell, Chairman and Chief Executive Officer
     J.H.T. (Jim) Riddell, President and Chief Operating Officer
     B.K. (Bernie) Lee, Chief Financial Officer
          Phone:(403) 290-3600
          Fax: (403) 262-7994